Exhibit 99.2

- 0 MANCHESTER UNITED PLC Proxy for Annual General Meeting of Shareholders on June 23, 2016 Solicited on Behalf of the Board of Directors T h eu n d e r s i g n e dh e r e b ya p p o i n tsE d w a r dWo o d w a r d ,M i t c h e l lN u s b a u ma n d Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held June 23, 2016 at 3:15 PM ET, in the offices of Akin Gump Strauss Hauer & Feld LLP, located at Two Commerce Square, 2001 Market Street, Suite 4100, Philadelphia, PA, and at any adjournments or postponements thereof, as follows: (Continued and to be signed on the reverse side.) 14475 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MANCHESTER UNITED PLC

June 23, 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

<u>NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL</u>:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17755/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033333333333300000 6 062316

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES IN THE ELECTION OF DIRECTORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

	FOR	AGAINST	ABSTAIN
Avram Glazer	☐	☐	☐
Joel Glazer	☐	☐	☐
Edward Woodward	☐	☐	☐
Richard Arnold	☐	☐	☐
Jamieson Reigle	☐	☐	☐
Kevin Glazer	☐	☐	☐
Bryan Glazer	☐	☐	☐
Darcie Glazer Kassewitz	☐	☐	☐
Edward Glazer	☐	☐	☐
Robert Leitão	☐	☐	☐
Manu Sawhney	☐	☐	☐
John Hooks	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MANCHESTER UNITED PLC

June 23, 2016

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from outside the United States from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17755/

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00033333333333300000 6 062316

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES IN THE ELECTION OF DIRECTORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

	FOR	AGAINST	ABSTAIN
Avram Glazer	☐	☐	☐
Joel Glazer	☐	☐	☐
Edward Woodward	☐	☐	☐
Richard Arnold	☐	☐	☐
Jamieson Reigle	☐	☐	☐
Kevin Glazer	☐	☐	☐
Bryan Glazer	☐	☐	☐
Darcie Glazer Kassewitz	☐	☐	☐
Edward Glazer	☐	☐	☐
Robert Leitão	☐	☐	☐
Manu Sawhney	☐	☐	☐
John Hooks	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ______ Signature of Shareholder ________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Important Notice of Availability of Proxy Materials for the Annual General Meeting of Shareholders of

MANCHESTER UNITED PLC

To Be Held On:

June 23, 2016 at 3:15 PM ET

in the offices of Akin Gump Strauss Hauer & Feld LLP,

at Two Commerce Square, 2001 Market Street, Suite 4100, Philadelphia, PA

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before June 2, 2016.

Please visit http://www.astproxyportal.com/ast/17755/, where the following materials are available for view:

- Notice of Annual Meeting of Stockholders
- Proxy Statement
- Form of Electronic Proxy Card
- Annual Report

TO REQUEST MATERIAL: TELEPHONE: 888-Proxy-NA (888-776-9962) or 718-921-8562 (for international callers)
E-MAIL: info@amstock.com
WEBSITE: http://www.amstock.com/proxyservices/requestmaterials.asp

TO VOTE: ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time on the day before the meeting date.

IN PERSON: You may vote your shares in person by attending the Annual General Meeting.

TELEPHONE: Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from outside the United States from any touch-tone telephone and follow the instructions.

MAIL: You may request a card by following the instructions above.

1. Election of Directors:

Avram Glazer

Joel Glazer

Edward Woodward

Richard Arnold

Jamieson Reigle

Kevin Glazer

Bryan Glazer

Darcie Glazer Kassewitz

Edward Glazer

Robert Leitão

Manu Sawhney

John Hooks

Please note that you cannot use this notice to vote by mail.